Exhibit 12.1

Digital Realty Trust, Inc.

Statement of Computation of Ratios (1)

	Six months ended June 30,			Year ended December 31,
	2009	2008		2008	2007		2006	2005
Income from continuing operations before noncontrolling interests	$42,392	$24,366		$67,918	$22,546		$24,890	$24,460
Interest expense	41,432	30,158		63,621	67,054		50,598	35,381
Interest within rental expense	1,440	1,261		2,619	1,971		680	147
Noncontrolling interests in consolidated joint ventures	(74)	(50)		(335)	—		—	—

Earnings available to cover fixed charges	$85,190	$55,735		$133,823	$91,571		$76,168	$59,988
Fined charges:
Interest expense	$41,432	$30,158		$63,621	$67,054		$50,598	$35,381
Interest within rental expense(2)	1,440	1,261		2,619	1,971		680	147
Capitalized interest	5,219	9,416		18,351	12,264		4,028	279

	48,091	40,835		84,591	81,289		55,306	35,807
Preferred stock dividends	20,202	18,360		38,564	19,330		13,780	10,014

Fixed charges and preferred stock dividends	$68,293	$59,195		$123,155	$100,619		$69,086	$45,821
Ratio of earnings to fixed charges	1.77	1.36		1.58	1.13		1.38	1.68
Ratio of earnings to fixed charges and preferred stock dividends	1.25	—	(3)	1.09	—	(4)	1.10	1.31

(1)	All numbers presented in this exhibit exclude 7979 East Tufts Avenue (sold July 2006), 100 Technology Center Drive (sold in March 2007) and 4055 Valley View Lane (sold in March 2007).

(2)	Interest within rental expense represents one-third of rental expense (the approximate portion of rental expense representing interest).

(3)	For the six months ended June 30, 2008, earnings were insufficient to cover fixed charges and preferred dividends by $3,460.

(4)	For the year ended December 31, 2007, earnings were insufficient to cover fixed charges and preferred dividends by $9,048.